SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2018

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

The registrant hereby incorporates all parts, except for “Appendix 5 – Supplementary consolidated information for Santander UK plc and its controlled entities” on page 28, of this Report on Form 6-K by reference into Registration Statement no. 333-207355 filed by the registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

The “Appendix 5 – Supplementary consolidated information for Santander UK plc and its controlled entities” furnished herewith in this Report on Form 6-K on page 28 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into this Report on Form 6-K nor any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing. In addition, this Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 26 April 2018	By	/ s / Marc Boston
(Authorised Signatory)

Quarterly Management Statement, 31 March 2018

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the three months ended 31 March 2018 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2017.

This statement contains a number of non-IFRS financial measures that are reviewed by management in order to measure the overall performance of Santander UK. These are financial measures which management believe provide useful information to investors regarding Santander UK’s results of operations. The non-IFRS measures we have identified are outlined in Appendix 3. These measures are not a substitute for IFRS measures.

Supplementary information for Santander UK plc is included in Appendix 5.

A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary.

Santander UK Group Holdings plc

Quarterly Management Statement

for the three months ended

31 March 2018

Santander UK Group Holdings plc	1

Quarterly Management Statement, 31 March 2018

Contacts
Bojana Flint	Head of Investor Relations	020 7756 6474
Andy Smith	Head of Media Relations	020 7756 4212
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Nathan Bostock, Chief Executive Officer, commented:

Delivering for customers in a competitive operating environment

“Our first quarter results have been impacted by ongoing competitive pressures in the UK. However, we have continued to make progress across key areas of the bank, fulfilling our purpose to help people and businesses prosper. We have delivered exceptional growth in mortgage lending this quarter, and continued to support our corporate customers through our international offering as they expand into overseas markets.”

“We have maintained our investment in business transformation and growth initiatives even though regulatory, risk and control costs stepped up, given a number of major projects are due to be implemented during 2018. Cost discipline remains an area of particular focus for management, with targeted actions expected to reduce the cost run rate over the year and deliver operational efficiencies.”

“We are further developing our proposition through products and services tailored to add value and meet customer needs, which in turn drive improvements in customer experience.”

Robust balance sheet and good credit quality

“We continue to generate sustainable earnings and capital, with our CET1 capital ratio now at 12.5%, up 30bps in a quarter.”

“Our credit quality remains good, with an improved NPL ratio of 1.28%, down 14bps, supported by our prudent approach and pro-active risk management policies.”

Solid progress towards meeting our strategic objectives

“With ongoing investment in business transformation and growth initiatives and our relentless focus on cost management, we expect to achieve stronger results over the course of the year and deliver on the majority of our 2016-18 commitments, as previously guided.”

Consistently profitable with a strong balance sheet

•	Q1 2018 profit before tax of £414m, down 21% year-on-year.

•	Exceptionally strong net mortgage growth of £1.9bn with a focus on customer service and retention.

•	Net interest income and Banking NIM at 1.83% remained in line with Q4 2017 trends.

•	Enhanced digital capability attracted a further 180,000 digital customers in the quarter; 10% year-on-year.

•	Impairment charge for a 2018 drawdown by Carillion plc; and a further charge for a GCB customer.

•	Continued build of CET1 capital ratio, up 30bps to 12.5%.

Santander UK Group Holdings plc	2

Quarterly Management Statement, 31 March 2018

	Q118	Q417	Q117
Income statement highlights [1]	£m	£m	£m
Net interest income	906	925	940
Non-interest income [2]	245	250	265
Operating expenses before credit impairment losses, provisions and charges	(649)	(675)	(607)
Credit impairment losses [3]	(60)	(98)	(13)
Provisions for other liabilities and charges	(28)	(156)	(60)

Profit before tax	414	246	525

Adjusted profit before tax [4]	428	310	582

	31.03.18	31.12.17	31.03.17
Balance sheet highlights [1]	£bn	£bn	£bn
Customer loans	201.5	200.3	200.2
- of which mortgages	156.8	154.9	153.9
- of which corporates	27.2	27.3	28.3
Customer deposits	172.4	175.9	173.8
CET1 capital ratio	12.5%	12.2%	11.9%
UK leverage ratio	4.4%	4.4%	4.1%

1.	See Appendix 2 for notes.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
3.	Credit impairment losses for Q118 calculated on IFRS 9 basis. Prior periods have not been restated. See Appendix 1 for details on IFRS 9 ECL charges.
4.	Non-IFRS measure. A number of specific expenses and charges impacted the financial results for Q118, Q417, and Q117, with an aggregate impact on profit before tax of £14m, £64m and £57m, respectively. See Appendix 3 for details and reconciliation to the nearest IFRS measure.

Santander UK Group Holdings plc	3

Quarterly Management Statement, 31 March 2018

Delivering on our 2016-18 commitments

Our purpose remains unchanged, to help people and businesses prosper. We aim to be the best retail and commercial bank, earning the lasting loyalty of our people, customers, shareholders and communities, while delivering a culture of Simple Personal and Fair.

Our strategic priorities remain focused on customer loyalty, operational and digital excellence, and steady and sustainable profit growth, while being the best bank for our people and the communities in which we operate.

We report our progress on the key performance indicators for people, communities and the customer target for net fee income CAGR annually.

Customers	2018 target	31.03.18	31.12.17
Loyal retail customers (million) [1]	4.7	4.0	3.9
Loyal SME and corporate customers	308,000	303,000	305,000
Retail customer satisfaction (FRS) [2]	Top 3	63.9%	63.0%
Average of 3 highest performing peers		63.6%	63.1%
Digital customers (million)	6.5	5.2	5.0

•	Loyal retail customer conversion remains impacted by customer demand for higher interest rate products, which is leading to a consolidation of savings into our 1I2I3 Current Account. Therefore, we will not reach our 2018 target. We continued to benefit from the 1I2I3 World proposition, with 21,000 new customers in Q118, to a total of 5.4 million.

•	Loyal SME and corporate customers reduced slightly, impacted by a seasonal decrease in credit turnover and corporate current account openings. Corporate customer satisfaction [3] at 66% was 12 percentage points above the market average.

•	FRS reported our customer satisfaction [1] was broadly in line with the average of our three highest performing peers on a rolling 12-month basis at Mar18. Ongoing improvement remains at the heart of our plans.

•	Our digital customer base continues to grow, gaining an average of 1,100 new active mobile users per day, of which 2 million exclusively use our mobile app in their transactions with us. In Q118, 54% (+10pp from Q117) of our mortgages were retained online, 40% (+6pp) of current account openings and 53% (+13pp) of credit card openings were made through digital channels. Furthermore, Business Current Account digital openings were up 9% year-on-year.

Shareholders	2018 target	31.03.18	31.12.17
Adjusted Return on Tangible Equity (Adjusted RoTE) 4 / (RoTE) [4]	9% — 10%	See below	See below
Cost-to-income ratio (CIR)	50% — 52%	56%	51%
Non-performing loan (NPL) ratio	< 2.00%	1.28%	1.42%
CET1 capital ratio	c12%	12.5%	12.2%
Dividend payout ratio	50%	N/A	50%

•	Return on ordinary shareholders’ equity was 8.4% (2017: 8.9%) and Adjusted RoTE [4] was 8.7% (2017:10.2%), impacted by lower operating income, higher operating expenses and impairment charges in Global Corporate Banking (GCB) as well as lower model-driven mortgage impairment releases in Q118.

Santander UK Group Holdings plc	4

Quarterly Management Statement, 31 March 2018

•	CIR increased to 56%, as income pressure and increased regulatory, risk and compliance costs continued to offset embedded cost savings. Cost discipline remains an area of particular focus for management, with targeted actions expected to reduce the cost run rate over the year. We are making progress with our strategic and digital investments to further improve customer experience and operational efficiency.

•	The NPL ratio improved 14bps to 1.28%, supported by our medium-low risk profile, proactive management actions and the ongoing resilience of the UK economy. The improvement in the ratio was also driven by the write-off of the Carillion plc exposures in this quarter.

•	The CET1 capital ratio increased 30bps to 12.5%, with retained profits and continued build of CET1 capital, as well as a reduction in RWAs through enhanced focus on risk-weighted assets and the widening of the scope of our model for large corporates.

1.	Loyal retail customers excludes Cater Allen customers.
2.	Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK. See Appendix 2 for further information.
3.	Customer satisfaction as measured by the Charterhouse Business Banking Survey. See Appendix 2 for further information.
4.	Non-IFRS measure. See Appendix 3 for reconciliation of RoTE to ‘Return on ordinary shareholders’ equity’, which is the nearest IFRS measure.

Santander UK Group Holdings plc	5

Quarterly Management Statement, 31 March 2018

	Q118	Q117	Change	Q417	Change
Summarised consolidated income statement	£m	£m	%	£m	%
Net interest income	906	940	(4)	925	(2)
Non-interest income [1]	245	265	(8)	250	(2)

Total operating income	1,151	1,205	(4)	1,175	(2)

Total operating expenses before credit impairment losses, provisions and charges	(649)	(607)	7	(675)	(4)

Credit impairment losses [2]	(60)	(13)	n.m.	(98)	(39)
Provisions for other liabilities and charges	(28)	(60)	(53)	(156)	(82)

Total operating impairment losses, provisions and charges	(88)	(73)	21	(254)	(65)

Profit before tax	414	525	(21)	246	68

Tax on profit	(120)	(154)	(22)	(83)	45

Profit after tax	294	371	(21)	163	80

Q118 compared to Q117

•	Net interest income was down 4%, driven by pressure on new mortgage margins and SVR attrition (Q118: £1.7bn), partially offset by strong lending volumes. Banking NIM remained flat from Q417 at 1.83% with Retail Banking liability margin improvement offset by SVR attrition.

•	Non-interest income was down 8%, with lower security financing income in GCB and mark-to-market movements on economic hedges and hedge inefficiencies offsetting increases in Retail Banking and Commercial Banking.

•	Operating expenses before credit impairment losses, provisions and charges were up 7%, with regulatory, risk and control costs increasing with a number of major projects due to be implemented during 2018, thus offsetting operational and digital efficiencies. We are also continuing with our strategic and digital investments which will support future growth and deliver operational efficiencies. Adjusting for Banking Reform costs of £14m in Q118 and £25m in Q117, operating expenses were up 9%.[3]

•	Credit impairment losses increased to £60m. This was primarily due to a further charge for a GCB customer, which moved to non-performance in 2017 and is now materially provided, as well as an impairment charge for a 2018 drawdown by Carillion plc, together with lower mortgage releases year-on-year. Credit quality for all other customer loan books remains good.

•	Provisions for other liabilities and charges were down 53%, with no additional PPI or other conduct provisions this quarter. Adjusting for the £32m PPI charge for Q117, provisions for other liabilities and charges were flat. [3]

•	Profit before tax was down 21%, for the reasons outlined above. Adjusting for the Banking Reform costs and PPI provisions outlined above, adjusted profit before tax was down 26% at £428m. [3]

•	Tax on profit decreased 22% to £120m as a result of lower taxable profits. The effective tax rate was 29%.

Conduct remediation

•	The remaining provision for PPI redress and related costs was £327m. Our current provision in aggregate is in line with our assumptions and claims experience. However, we will continue to monitor our provision levels, considering the impact of any further increase in claims received, following the second FCA advertising campaign launched in April.

Santander UK Group Holdings plc	6

Quarterly Management Statement, 31 March 2018

•	The remaining other conduct provision was £44m, primarily relating to the sale of interest rate derivatives, following an ongoing review regarding regulatory classification of certain customers potentially eligible for redress.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Credit impairment losses for Q118 calculated on IFRS 9 basis. Prior periods have not been restated.
3.	Non-IFRS measure. A number of specific expenses and charges impacted the financial results for Q118, Q417, and Q117, with an aggregate impact on profit before tax of £14m, £64m and £57m, respectively. See Appendix 3 for details and reconciliation to the nearest IFRS measure.

Santander UK Group Holdings plc	7

Quarterly Management Statement, 31 March 2018

Summary balance sheet assets and liabilities	31.03.18	31.12.17
	£bn	£bn
Assets
Total customer loans	201.5	200.3
Other assets	109.0	114.5

Total assets	310.5	314.8

Liabilities & Equity
Total customer deposits	172.4	175.9
Medium Term Funding (MTF)	43.1	40.6
Other liabilities	78.7	82.1

Total liabilities	294.2	298.6

Shareholders’ equity	15.9	15.8
Non-controlling interests [1]	0.4	0.4

Total liabilities and equity	310.5	314.8

Loan-to-deposit ratio (LDR)	116%	113%

•	Customer loans increased to £201.5bn, with strong lending growth of £1.9bn in mortgages, partially offset by a £0.3bn decrease in non-core loans and £0.4bn decrease in CRE lending.

•	Other assets decreased to £109.0bn, with lower deposits at central banks and a corresponding decrease in other liabilities.

•	Customer deposits decreased £3.5bn, largely driven by working capital use by customers and seasonal reductions in corporate deposits of £2.7bn and a decrease in Retail Banking savings products of £0.7bn. Retail Banking current accounts were up £0.5bn and the LDR increased to 116%.

	31.03.18	31.12.17
Summarised consolidated capital, leverage, liquidity and funding	£bn	£bn
Capital and leverage
CET1 capital	10.7	10.6
Total qualifying regulatory capital	15.2	15.5
Risk-weighted assets (RWAs)	85.3	87.0

CET1 capital ratio	12.5%	12.2%
Total capital ratio [2]	17.8%	17.8%
UK leverage ratio	4.4%	4.4%

Liquidity
Liquidity Coverage Ratio (LCR)	132%	120%
LCR eligible liquidity pool	48.6	48.5

Funding
Total wholesale funding	69.2	62.9
- of which with a residual maturity of less than one year	17.0	14.9
Liquid assets coverage of wholesale funding with a residual maturity of less than one year	286%	326%

•	The CET1 capital ratio improved 30bps to 12.5% this quarter, reflecting higher CET1 capital from retained earnings and lower RWAs. RWAs decreased £1.7bn, through enhanced focus on risk-weighted assets and the widening of the scope of our model for large corporates.

•	Total capital ratio remained flat at 17.8%, with higher CET1 capital, offset by the transitional impact of CRD IV Minority Interest rules that reduces recognition of grandfathered capital instruments issued by Santander UK plc. [2]

Santander UK Group Holdings plc	8

Quarterly Management Statement, 31 March 2018

•	The LCR increased 12 percentage points to 132%, reflecting management of requirements and liquidity planning.

•	MTF balances were higher, with strong issuance in the first quarter. TFS total outstanding was £10.8bn. We also issued MTF of £5.0bn, of which £1.4bn (sterling equivalent) were senior unsecured notes from Santander UK Group Holdings plc, £1.2bn from Santander UK plc, £1.4bn were covered bonds and £1.0bn from securitisations.

1.	Non-controlling interests refers to other equity instruments issued by Santander UK plc and PSA Finance UK Limited, a cooperation between Santander Consumer (UK) plc and Banque PSA Finance SA. PSA Finance UK Limited is accounted for as a subsidiary.
2.	The total capital ratio continues to be impacted by the transitional reduction in the recognition of Tier 1 and Tier 2 capital instruments issued from the Santander UK plc subsidiary under the CRD IV Minority Interest rules, which are being phased in at 20% increments over a five year period.

Santander UK Group Holdings plc	9

Quarterly Management Statement, 31 March 2018

Credit quality

	Customer loans	NPLs	NPL Ratio	NPL coverage	3M Gross write-offs	Loan loss allowance [1]
31.03.18	£bn	£m	%	%	£m	£m
Retail Banking	170.6	2,129	1.25	29	47	617
Commercial Banking	19.3	339	1.76	60	47	203
Global Corporate Banking	6.0	86	1.43	60	233	52
Corporate Centre	5.6	18	0.32	100	1	18

	201.5	2,572	1.28	35	328	890

	Customer loans	NPLs	NPL Ratio	NPL coverage	12M Gross write-offs	Loan loss allowance
31.12.17	£bn	£m	%	%	£m	£m
Retail Banking	169.0	2,105	1.25	23	195	491
Commercial Banking	19.4	383	1.97	51	35	195
Global Corporate Banking	6.0	340	5.67	69	—	236
Corporate Centre	5.9	20	0.34	90	23	18

	200.3	2,848	1.42	33	253	940

•	Retail Banking NPL ratio remained flat at 1.25%, with NPL coverage improving as a result of an increase in loan loss allowances from the application of IFRS 9. The loan loss rate remained low at 0.03% (2017: 0.02%).

•	NPL ratio for Commercial Banking improved to 1.76%, primarily due to several loans that moved from non-performance and were written-off in this quarter. The loan loss rate remained low at 0.04% (2017: 0.07%).

•	GCB NPL ratio improved to 1.43% with the loans write-off for Carillion plc and a single GCB customer, which both moved to non-performance in 2017.

•	Corporate Centre NPL ratio improved to 0.32%, reflecting management of non-core corporate and legacy portfolios.

International Financial Reporting Standard 9 - Financial Instruments (IFRS 9)

•	On 1 January 2018, Santander UK transitioned to IFRS 9 from the former standard IAS 39. The initial impact on the CET1 capital ratio was 8bps before the application of any regulatory transitional arrangements, which we are adopting and which are expected to reduce the amount impacting CET1 in 2018.

•	The level of impairments, as assessed under IFRS 9 are shown in Appendix 1, with detail of total exposures, on-balance sheet exposures and ECL provisions by portfolio.

Ring-fencing update

•	The implementation of our ‘wide’ ring-fence structure, which will serve our retail, commercial and corporate customers, is progressing according to plan and we are on track to comply with ring-fencing legislation before the 1 January 2019 deadline. This model ensures minimal customer disruption and maintains longer-term flexibility for Santander UK.

•	Prohibited activities which cannot be transacted within the ring-fence will move to Banco Santander London Branch, which will be structurally and operationally ready to transact those activities, principally with financial institutions and global corporate customers. The majority of our UK customers will not be affected by ring-fencing implementation. Customers of our branches in Jersey and Isle of Man will move to an appropriate entity outside the ring-fence.

Santander UK Group Holdings plc	10

Quarterly Management Statement, 31 March 2018

•	During Q118, at the Part VII Ring-Fence Transfer Scheme (RFTS) Directions Hearing, we received approval for our communication plan which explains our ring-fencing transfer scheme to customers and other stakeholders. Following the approval, we initiated formal communication to customers and other stakeholders who have products, transactions or arrangements that will move to Banco Santander London Branch and / or Santander UK plc through the RFTS.

•	The Part VII Sanctions Hearing to approve our RFTS is scheduled for 11 June 2018. If the Court grants approval, we expect the relevant business transfers to take place in July 2018.

1.	Loan loss allowances for 31.03.18 calculated on IFRS 9 basis. Prior periods have not been restated.

Santander UK Group Holdings plc	11

Quarterly Management Statement, 31 March 2018

2018 Outlook

•	We expect the UK economy to continue to grow in 2018, at a similar pace to 2017. We expect strong global growth, particularly from emerging markets, and UK inflation to continue to fall. Lower inflation and a strong UK labour market with nominal wage growth has started to materialise, and be reflected in improved real earnings. Nonetheless, for the UK economy, some downside risks could materialise, which might result in higher than predicted inflation and therefore reduce households’ real earnings again. This may restrict consumer spending which, when combined with a potentially more challenging macro environment, adds a degree of caution to our outlook.

•	As previously guided, banking NIM for 2018 is expected to be lower than in 2017, as a result of ongoing competition in new mortgage pricing and SVR attrition. The decline in the SVR balance is expected to be broadly in line with the net £5.5bn reduction in 2017.

•	Our gross mortgage lending is expected to be in line with the market for the rest of the year, with continued focus on customer service and retention while delivering operational and digital excellence.

•	We expect our lending to UK companies to be broadly consistent with growth in the corporate borrowing market. Our lending growth to trading business customers will remain strong, with controlled growth in CRE exposures.

•	We will continue to invest in strategic projects, including global group initiatives, which will improve our customer experience and deliver operational efficiencies. We expect costs for 2018 to be higher than in 2017 but with targeted actions and cost discipline as an ongoing area of focus, we will look to partially offset rising regulatory, risk and control costs and inflationary pressures.

•	We will continue to purposefully control growth in line with our proactive risk management policies and medium-low risk profile. These actions will help deliver sustainable results while supporting our customers in an uncertain environment.

•	Since 31 March 2018, trends evident in the business operating results have not changed significantly.

Santander UK Group Holdings plc	12

Quarterly Management Statement, 31 March 2018

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. Retail Banking includes business banking customers, small businesses with an annual turnover up to £6.5m, and Santander Consumer Finance, predominantly a vehicle finance business.

	Q118	Q117	Change	Q417	Change
Summary income statement	£m	£m	%	£m	%
Net interest income	795	830	(4)	812	(2)
Non-interest income [1]	152	140	9	156	(3)

Operating income	947	970	(2)	968	(2)

Operating expenses before credit impairment losses, provisions and charges	(484)	(452)	7	(486)	—
Credit impairment losses	(30)	(10)	n.m.	23	n.m.
Provisions for other liabilities and charges	(22)	(58)	(62)	(141)	(84)

Profit before tax	411	450	(9)	364	13

Q118 compared to Q117

•	Net interest income decreased 4%, driven by pressure on new mortgage lending margins and SVR attrition offsetting strong mortgage lending volumes.

•	Non-interest income increased 9%, due to stronger auto finance income partially offset by lower overdraft fees.

•	Operating expenses before credit impairment losses, provisions and charges were up 7%, with higher regulatory, risk and control costs, investment in business growth and digital enhancements.

•	Credit impairment losses increased to £30m, due to lower mortgage impairment releases in this quarter (Q117:£20m). The loan book continues to perform well, supported by the ongoing resilience of the UK economy and our strong risk management practices.

•	Provisions for other liabilities and charges were lower at £22m, due to the absence of additional PPI provisions.

Balances	31.03.18 £bn	31.12.17 £bn
Customer loans	170.6	169.0
- of which mortgages	156.8	154.9
-of which business banking	1.9	1.9
- of which consumer (auto) finance	6.9	7.0
- of which other unsecured lending	5.0	5.2
RWAs	43.9	44.1
Customer deposits	148.2	149.3
- of which current accounts	67.8	67.3
- of which savings [2]	60.1	60.8
-of which business banking accounts	10.7	11.1
- of which other retail products [2]	9.6	10.1

•	Mortgage lending increased £1.9bn, with increased approvals driven by management pricing actions and a focus on customer service and retention. In Q118, mortgage gross lending was £7.6bn (Q117: £5.3bn)

Santander UK Group Holdings plc	13

Quarterly Management Statement, 31 March 2018

•	Consumer (auto) finance balances were broadly flat. In Q118, consumer (auto) finance gross lending was £940m (Q117: £870m).

•	Other unsecured lending was broadly flat as a result of controlled management actions.

•	Customer deposits decreased, primarily due to a decline of £0.7bn in savings balances, and a seasonal decrease in business banking deposits, down £0.4bn. This was partially offset by a £0.5bn increase in current account balances.

•	RWAs were broadly stable, with an increase in customer loans offset by a reduction resulting from a routine update to our mortgage models.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Cahoot current account and savings balances totalling £0.5bn transferred from ‘Other retail products’ to ‘Current accounts’ and ‘Savings’ for Mar18. Isle of Man balances totalling £0.4bn transferred from ‘Savings’ to ‘Other retail products’. Prior periods have not been restated.

Santander UK Group Holdings plc	14

Quarterly Management Statement, 31 March 2018

Commercial Banking

Commercial Banking offers a wide range of products and financial services provided by relationship teams that are based in a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised across two relationship teams - the Regional Corporate Bank (RCB) that covers non-property backed trading businesses that are UK domiciled with annual turnover above £6.5m and Specialist Sectors Group (SSG) that cover real estate, social housing, education, healthcare, and hotels.

	Q118	Q117	Change	Q417	Change
Summary income statement	£m	£m	%	£m	%
Net interest income	102	93	10	103	(1)
Non-interest income [1]	18	15	20	19	(5)

Operating income	120	108	11	122	(2)

Operating expenses before credit impairment losses, provisions and charges	(65)	(55)	18	(58)	12
Credit impairment losses	—	(4)	n.m.	(10)	n.m.
Provisions for other liabilities and charges	—	(1)	n.m.	(23)	n.m.

Profit before tax	55	48	15	31	77

Q118 compared to Q117

•	Net interest income increased 10%, driven by improved asset and liability margins.

•	Non-interest income was up £3m, with growth in asset restructuring, up 45%, international, up 27%, and digital and payment fees, up 17%, partially offset by a decline in Rates Management income.

•	Operating expenses before credit impairment losses, provisions and charges were up 18%, driven by investments in expansion and enhancements to our asset finance business, digital capability, as well as higher regulatory costs.

•	Credit impairment losses were immaterial in the quarter. The loan book continues to perform well and is supported by our prudent lending policy.

•	There were no provisions for other liabilities and charges in the quarter.

Balances	31.03.18 £bn	31.12.17 £bn
Customer loans	19.3	19.4
-of which CRE [2]	7.7	8.1
RWAs	19.3	19.4
Customer deposits	17.3	18.7

•	Customer loans were down at £19.3bn, with solid growth to non-property backed trading businesses offset by a reduction in CRE lending.

•	RWAs were broadly flat, in line with customer loans.

•	Customer deposits were down £1.4bn, largely due to working capital use by customers and seasonal outflow of deposits.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Includes CRE loans to small business customers managed by business banking in the Retail Banking business segment.

Santander UK Group Holdings plc	15

Quarterly Management Statement, 31 March 2018

Global Corporate Banking

Global Corporate Banking services corporate clients with a turnover of £500m and above per annum and financial institutions. GCB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions, as well as providing support to the rest of Santander UK’s business segments.

Summary income statement	Q118 £m	Q117 £m	Change %	Q417 £m	Change %
Net interest income	17	16	6	19	(11)
Non-interest income [1]	98	117	(16)	80	23

Operating income	115	133	(14)	99	16

Operating expenses before credit impairment losses, provisions and charges	(77)	(75)	3	(85)	(9)
Credit impairment losses	(31)	—	n.m.	(127)	(76)
Provisions for other liabilities and charges	(1)	—	n.m.	(10)	(90)

Profit before tax	6	58	(90)	(123)	n.m.

Q118 compared to Q117

•	Net interest income was broadly flat, with lending growth offset by increased funding costs.

•	Non-interest income decreased to £98m, largely due to lower security financing income.

•	Operating expenses before credit impairment losses, provisions and charges were broadly flat at £77m.

•	Credit impairment losses increased to £31m, primarily due to a further charge for a GCB customer, which moved to non-performance in 2017 and is now materially provided, as well as an impairment charge for a 2018 drawdown by Carillion plc. This was partially offset by some releases across portfolios.

•	Provisions for other liabilities and charges were broadly flat at £1m.

Balances	31.03.18 £bn	31.12.17 £bn
Customer loans	6.0	6.0
RWAs	14.6	16.5
Customer deposits	3.6	4.5

•	Customer loans were flat at £6.0bn, with small growth in new business, offset by the write-off of Carillion plc loans.

•	RWAs decreased 12% to £14.6bn with the widening of the scope of our model for large corporates. RWAs attributable to customer loans were £5.9bn (Dec17: £7.2bn).

•	Customer deposits were lower at £3.6bn, resulting from a seasonal outflow of deposits.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

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Quarterly Management Statement, 31 March 2018

Corporate Centre

Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition, structure and strategic liquidity risk. The non-core corporate and treasury legacy portfolios are being run-down and/or managed for value.

Summary income statement	Q118 £m	Q117 £m	Change %	Q417 £m	Change %
Net interest income / (expense)	(8)	1	n.m.	(9)	(11)
Non-interest expense [1]	(23)	(7)	n.m.	(5)	n.m.

Operating expense	(31)	(6)	n.m.	(14)	n.m.

Operating expenses before credit impairment losses, provisions and charges	(23)	(25)	(8)	(46)	(50)
Credit impairment losses	1	1	—	16	(94)
Provisions for other liabilities and charges	(5)	(1)	n.m.	18	n.m.

Loss before tax	(58)	(31)	87	(26)	n.m.

Q118 compared to Q117

•	Net interest expense increased due to lower yields on non-core asset portfolios. Net interest income from the structural hedge was lower than Q417 due to higher LIBOR rates. Hedge position of c£89bn and average duration of c2.2years. The majority of new mortgage flows were left un-hedged.

•	Non-interest expense was impacted by mark-to-market movements on economic hedges and hedge inefficiencies.

•	Operating expenses before credit impairment losses, provisions and charges, represent regulatory compliance and project costs relating to Banking Reform of £14m as well as costs pertaining to strategic investment in business transformation and growth initiatives.

•	Credit impairment releases remained flat at £1m.

•	Provisions for other liabilities and charges increased to £5m in the quarter.

Balances	31.03.18 £bn	31.12.17 £bn
Non-core customer loans	5.6	5.9
- of which Social Housing	4.8	5.1
RWAs	7.4	7.0
Customer deposits	3.3	3.4

•	Non-core customer loans decreased £0.3bn, as we continue to implement our exit strategy from individual loans and leases.

•	RWAs increased to £7.4bn, after a risk-based review of hedging allocations, partially offset by a reduction in non-core customer loans. RWAs attributable to non-core customer loans amounted to £0.9bn (Dec17: £1.0bn).

•	Customer deposits remained broadly flat at £3.3bn.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

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Quarterly Management Statement, 31 March 2018

Summarised consolidated quarterly income statement trends

	Q118 £m	Q417 £m	Q317 £m	Q217 £m	Q117 £m
Net interest income	906	925	956	982	940
Non-interest income [1]	245	250	268	326	265

Total operating income	1,151	1,175	1,224	1,308	1,205

Total operating expenses before credit impairment losses, provisions and charges	(649)	(675)	(611)	(609)	(607)

Credit impairment losses	(60)	(98)	(57)	(35)	(13)
Provisions for other liabilities and charges	(28)	(156)	(51)	(126)	(60)

Total operating impairment losses, provisions and charges	(88)	(254)	(108)	(161)	(73)

Profit before tax	414	246	505	538	525

Tax on profit	(120)	(83)	(154)	(169)	(154)

Profit after tax for the period	294	163	351	369	371

BNIM [2]	1.83%	1.83%	1.89%	1.91%	1.89%

Q118 compared to Q417

Variances largely followed the trends outlined for Q118 versus Q117, with the following notable exceptions.

•	Net interest income was down 2%, largely due to fewer days in Q1.

•	Operating expenses were 4% lower, largely due to absence of software write-offs from Q417.

•	Credit impairment losses were down 39%, largely due to absence of material charges for Carillion plc exposures.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Quarterly BNIM is calculated using annualised quarterly net interest income divided by average customer assets for the relevant period. Average customer assets can be sourced from previous quarterly management statements.

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Quarterly Management Statement, 31 March 2018

Appendix 1 – IFRS 9 credit quality

Under IFRS 9, an Expected Credit Losses (ECL) methodology is used to assess the level of impairment. The tables below represent an assessment of the credit risk profile of each business segment, with each credit exposure allocated to one of three stages. Those classified as Stage 2 are further broken down into exposures which are less than or equal to 30 days past due (DPD), and those greater than 30 days. The first table shows the on-balance sheet exposures subject to this IFRS 9 ECL assessment, the second table the total exposures subject to IFRS 9 ECL assessment, and the final table shows the nominal ECL for each business segment. Additionally, the average probability of default (PD) for total credit exposures is shown for each segment. Refer to the IFRS 9 Transition to IFRS 9 Document for further details.

Exposures subject to IFRS 9 ECL assessment

31.03.18	Average IFRS 9 PD 1	Stage 1 £m	Stage 2 £m	Stage 2 <=30DPD £m	Stage 2 >30DPD £m	Stage 3 [2] £m	Total £m
Retail banking	0.57%	157,600	10,784	9,567	1,217	2,258	170,642
Commercial Banking	0.89%	18,296	653	574	79	339	19,288
Global Corporate Banking	0.28%	10,898	100	2	98	86	11,084
Corporate Centre [3]	0.15%	52,213	101	86	15	18	52,332

Total drawn exposures [4]		239,007	11,638	10,229	1,409	2,701	253,346

Off-balance sheet exposures [5]		35,897	467	460	7	88	36,451

Total exposures		274,904	12,105	10,689	1,416	2,789	289,797

IFRS 9 ECL5

31.03.18	Stage 1 £m	Stage 2 £m	Stage 2 <=30DPD £m	Stage 2 >30DPD £m	Stage 3[3] £m	Total £m
Retail banking	110	257	221	36	250	617
Commercial Banking	41	35	27	8	127	203
Global Corporate Banking	6	1	—	1	45	52
Corporate Centre	8	3	2	1	7	18

Total ECL [6]	165	296	250	46	429	890

1.	Average IFRS 9 PDs are 12-month, scenario-weighted PDs. Weighted averages are determined using EAD for the first year. Financial assets in default are excluded from the calculation, given they are allocated a PD of 100%.
2.	Our Stage 3 exposures under IFRS 9 and our non-performing loans used in our NPL ratio metric are subject to different criteria. These criteria are under review in parallel with the ongoing regulatory changes to the default definition.

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Quarterly Management Statement, 31 March 2018

3.	Corporate Centre average IFRS 9 PD calculation excludes certain exposures which were deemed to have an immaterial ECL.
4.	Total drawn exposures are made up of £206.2bn of loans & advances to customers (of which £4.8bn relate to reverse repos), and a further £47.1bn of other financial assets classified and measured at amortised cost and FVOCI. These exposures exclude financial assets classified and measured at FVTPL (£49.3bn) and non-financial assets (£7.9bn), which are outside the scope of ECL assessment.
5.	Average IFRS 9 PDs on off-balance sheet exposures are not available. A methodology is under development to enable separate identification of the ECL on loan commitments from those on the drawn exposures. These off-balance sheet exposures do not include loan commitments for accounts that are not yet opened which are c£5.5bn in total.
6.	Made up of ECL on Amortised Cost financial assets. The ECL on FVOCI assets is not material.

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Quarterly Management Statement, 31 March 2018

Appendix 2 – Notes

Our glossary of industry and other main terms is available on our website:

www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

•	Banking net interest margin

Banking NIM is calculated on the basis of the average of customer loans that are reported for segmental reporting purposes under IFRS. Management does not consider Banking NIM to be a non-IFRS financial measure.

	31.03.18	31.12.17
	£m	£m
Net interest income (A)	3,674	3,803
Average customer assets (B)	200,938	200,164

Banking net interest margin (A/B)	1.83%	1.90%

•	Changes to the results’ basis of presentation in FY17

•	The basis of presentation was changed in FY17, and prior periods restated, to reflect a change in the internal transfer of revenues and costs from Corporate Centre to the three customer business segments. This enables a more targeted apportionment of capital and other resources in line with the strategy of each segment.

•	In FY17, we also changed the accounting policy for acquisitions where the business is ultimately controlled by the same entity both before and after the purchase. These acquisitions are now accounted for at book value. This change reduced FY17 retained earnings and goodwill of previous acquisitions by £631m. This amount largely represents the difference between the purchase price and the aggregate book value of the assets and liabilities acquired from Banco Santander S.A. in 2010. Prior periods have been restated to reflect this change in accounting policy.

•	Corporate customer satisfaction

Our corporate customer satisfaction was 66%, versus 54% for the market. The Charterhouse UK Business Banking Survey is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 15,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. The data is based upon 6,096 interviews made in the year ending Mar18 with businesses turning over £250k to £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction is based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank, TSB and NatWest.

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Quarterly Management Statement, 31 March 2018

•	Corporate lending

Total lending to corporates is defined as the combined lending to business banking customers in Retail Banking and customers in our Commercial Banking and Global Corporate Banking business segments.

	Customer loans	NPLs	NPL ratio	NPL coverage	3M Gross write-offs	Loan loss allowance
31.03.18	£bn	£m	%	%	£m	£m
Business banking	1.9	113	5.95	63	5	71
Commercial Banking	19.3	339	1.76	60	47	203
Global Corporate Banking	6.0	86	1.43	60	233	52

Total corporate lending	27.2	538	1.98	61	285	326

	Customer loans	NPLs	NPL ratio	NPL coverage	12M Gross write-offs	Loan loss allowance
31.12.17	£bn	£m	%	%	£m	£m
Business banking	1.9	115	6.05	47	21	54
Commercial Banking	19.4	383	1.97	51	35	195
Global Corporate Banking	6.0	340	5.67	69	—	236

Total corporate lending	27.3	838	3.07	58	56	485

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Quarterly Management Statement, 31 March 2018

•	Retail customer satisfaction

The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK.

The ‘retail customer satisfaction’ score refers to the proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ended 31 March 2018 and compared against twelve months ended data for the period as indicated.

The competitor set used to calculate the product weights is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide and NatWest. The competitor set included in this analysis for the ranking and highest performing peers is Barclays, Halifax, HSBC, Lloyds Bank, and NatWest.

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Quarterly Management Statement, 31 March 2018

Appendix 3 – Alternative Performance Measures (APMs)

Management reviews APMs in order to measure the overall profitability of the Santander UK group and believes that presentation of these financial measures provides useful information to investors regarding the Santander UK group’s results of operations. APMs are presented to identify and quantify items management believes to be significant, to improve the assessment of period-on-period performance and underlying trends in the business and to align internal and external reporting.

APMs are not accounting measures within the scope of IFRS. These measures show historical or future financial performance, financial position or cashflows, but exclude or include amounts that would not be adjusted in the most comparable IFRS measures, as outlined below in compliance with U.S. Securities and Exchange Commission (SEC) and European Securities and Markets Authority (ESMA) guidelines. The APMs we have identified are outlined below and are not a substitute for IFRS measures.

1. Adjusted RoTE [1]	31.03.18 £m	Phasing Adjustment £m	Adjusted £m
Profit after tax	294

Annualised 3M18 profit after tax	1,192
Less non-controlling interests of annualised profit	(37)

Profit due to equity holders of the parent (A)	1,155	(100)	1,055

Average shareholders’ equity	16,229
Less average AT1 securities	(2,041)
Less average non-controlling interests	(403)

Average ordinary shareholders’ equity (B)	13,785

Average goodwill and intangible assets	(1,750)

Average tangible equity (C)	12,035	124	12,159

Return on ordinary shareholders’ equity (A/B)	8.4%		n.a.

RoTE (A/C)	9.6%		8.7%

RoTE [1]	31.12.17 £m
Profit after tax	1,254
Less non-controlling interests	(39)

Profit due to equity holders of the parent (A)	1,215

Average shareholders’ equity	15,828
Less average AT1 securities	(1,793)
Less average non-controlling interests	(400)

Average ordinary shareholders’ equity (B)	13,635

Average goodwill and intangible assets	(1,714)

Average tangible equity (C)	11,921

Return on ordinary shareholders’ equity (A/B)	8.9%

RoTE (A/C)	10.2%

Management does not assess ‘Return on shareholders’ equity’ as a key performance indicator of the business, and therefore a reconciliation of the RoTE target for 2018 to an equivalent target for ‘Return on shareholders’ equity’ is not available without unreasonable efforts.

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Quarterly Management Statement, 31 March 2018

Adjusted RoTE includes phasing adjustments for the UK Bank Levy (2017: £92m) and FSCS (2017: £1m). FSCS charges and the UK Bank Levy are charges, which are required under IFRS to be charged annually on 1 April and 31 December, respectively. The profit before tax has been annualised and tangible equity has been adjusted for retained earnings to facilitate comparison with the end of year ratio.

1.	A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

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Quarterly Management Statement, 31 March 2018

2. Adjusted profit before tax	Q118 £m	Q417 £m	Q117 £m
Operating expenses before credit impairment losses, provisions and charges
Reported	(649)	(675)	(607)
Adjust for Banking Reform costs	14	24	25

Adjusted	(635)	(651)	(582)

Provisions for other liabilities and charges
Reported	(28)	(156)	(60)
Adjust for PPI provision charge	—	40	32

Adjusted	(28)	(116)	(28)

Profit before tax	414	246	525

Specific expenses and charges	14	64	57

Adjusted profit before tax	428	310	582

The financial results for Q118, Q417, and Q117 include a number of specific expenses and charges. Management believes that the operating trends of the business can be understood better if these items are identified separately. The aggregate impact on profit before tax in Q118 was £14m, £64m in Q417 and £57m in Q117.

The specific expenses and charges are outlined below:

•	Banking Reform costs

Banking Reform costs relate to multi-year projects and investments needed to comply with the Banking Reform Act due for implementation by 1 January 2019. Banking Reform costs are reported in Corporate Centre operating expenses before credit impairment losses, provisions and charges.

•	PPI provision charge

Provisions for other liabilities and charges for FY17 were £109m and included a Q417 net provision of £40m. The Q417 charge relates to an increase in estimated future claims driven by the start of the FCA advertising campaign for PPI, offset by an expected decline pertaining to a specific PPI portfolio review. We also provided £32m in Q117, when we applied the principles published in the Mar17 FCA paper.

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Quarterly Management Statement, 31 March 2018

Appendix 4 – Income statement and balance sheet for Santander UK Group Holdings plc

The information in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information in this Appendix has been prepared in accordance with Santander UK’s accounting policies described in its 2017 Annual Report on Form 20-F for the year ended 31 December 2017 filed with the SEC on 7 March 2018 (2017 Annual Report), except for the effects of the adoption of IFRS 9 with effect from 1 January 2018, as described in Note 1 to the Consolidated Financial Statements in the 2017 Annual Report.

Summarised consolidated income statement	Q118 £m	Q117 £m
Net interest income	906	940
Non-interest income [1]	245	265

Total operating income	1,151	1,205

Operating expenses before credit impairment losses, provisions and charges	(649)	(607)

Credit impairment losses	(60)	(13)
Provisions for other liabilities and charges	(28)	(60)

Total operating impairment losses, provisions and charges	(88)	(73)

Profit before tax	414	525
Tax on profit	(120)	(154)

Profit after tax for the period	294	371

	31.03.18	31.12.17
Summary of segmental balance sheet assets and liabilities	£bn	£bn
Customer loans
Retail Banking	170.6	169.0
Commercial Banking	19.3	19.4
Global Corporate Banking	6.0	6.0
Corporate Centre	5.6	5.9

Total customer loans	201.5	200.3
Other assets	109.0	114.5

Total assets	310.5	314.8

Customer deposits
Retail Banking	148.2	149.3
Commercial Banking	17.3	18.7
Global Corporate Banking	3.6	4.5
Corporate Centre	3.3	3.4

Total customer deposits	172.4	175.9
Medium Term Funding	43.1	40.6
Other liabilities	78.7	82.1

Total liabilities	294.2	298.6

Shareholders’ equity	15.9	15.8
Non-controlling interest	0.4	0.4

Total liabilities and equity	310.5	314.8

	31.03.18	31.12.17
Summarised consolidated capital	£bn	£bn
Capital – CRD IV
Total qualifying regulatory capital	15.2	15.5
Risk-weighted assets (RWAs)	85.3	87.0
Total capital ratio	17.8%	17.8%

Distributable items (CRR / CRD IV)	4.2	4.2

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’

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Quarterly Management Statement, 31 March 2018

Appendix 5 – Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. The summarised consolidated income statement, summary of segmental balance sheet assets and liabilities and summarised consolidated capital for Santander UK plc and its controlled entities are shown below.

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information in this Appendix has been prepared in accordance with Santander UK plc’s accounting policies described in its 2017 Annual Report on Form 20-F for the year ended 31 December 2017 filed with the SEC on 7 March 2018, except for the effects of the adoption of IFRS 9 with effect from 1 January 2018, as described in Note 1 to the Consolidated Financial Statements in the 2017 Annual Report

Summarised consolidated income statement	Q118 £m	Q117 £m
Net interest income	906	940
Non-interest income [1]	245	265

Total operating income	1,151	1,205

Operating expenses before credit impairment losses, provisions and charges	(648)	(607)

Credit impairment losses	(60)	(13)
Provisions for other liabilities and charges	(28)	(60)

Total operating impairment losses, provisions and charges	(88)	(73)

Profit before tax	415	525
Tax on profit	(120)	(154)

Profit after tax for the period	295	371

	31.03.18	31.12.17
Summary of segmental balance sheet assets and liabilities	£bn	£bn
Customer loans
Retail Banking	170.6	169.0
Commercial Banking	19.3	19.4
Global Corporate Banking	6.0	6.0
Corporate Centre	5.6	5.9

Total customer loans	201.5	200.3
Other assets	109.0	114.5

Total assets	310.5	314.8

Customer deposits
Retail Banking	148.2	149.3
Commercial Banking	17.3	18.7
Global Corporate Banking	3.6	4.5
Corporate Centre	3.3	3.4

Total customer deposits	172.4	175.9
Medium Term Funding [2]	43.1	40.6
Other liabilities	78.7	82.0

Total liabilities	294.2	298.5

Shareholders’ equity	16.1	16.1
Non-controlling interests	0.2	0.2

Total liabilities and equity	310.5	314.8

	31.03.18	31.12.17
Summarised consolidated capital	£bn	£bn
Capital – CRD IV
Total qualifying regulatory capital	16.6	17.1
Risk-weighted assets (RWAs)	85.3	87.0
Total capital ratio	19.5%	19.7%

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Medium Term Funding includes downstreamed funding, in the form of loans that rank pari passu with existing senior unsecured liabilities, from Santander UK Group Holdings plc.

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Quarterly Management Statement, 31 March 2018

Management Statement for Santander UK Group Holdings plc and Banco Santander

The results of Banco Santander for the three months ended 31 March 2018 are also released today and can be found at www.santander.com. Santander UK’s results are included within Banco Santander’s financial statements on a Banco Santander reporting basis. The results of Santander UK in the United Kingdom differ from those reported by Banco Santander due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of Santander UK but is included in the Banco Santander results for the United Kingdom.

Additional information about Santander UK and Banco Santander

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 133 million customers, 13,697 branches and 202,000 employees at the close of December 2017. In 2017, Banco Santander made attributable profit of EUR 6,619 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 March 2018, the bank serves around 14 million active customers with c19,500 employees and operates through 798 branches (which includes 56 university branches) and 64 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at our website: www.aboutsantander.co.uk.

None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

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Quarterly Management Statement, 31 March 2018

Disclaimer

Santander UK Group Holdings plc (Santander UK) and Banco Santander both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 259 of the Santander UK Group Holdings plc 2017 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Nothing in this Quarterly Management Statement should be construed as profit forecast.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.

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